HSBC USA Inc.
66 Hudson Boulevard
New York, NY 10001

October 27, 2026

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Notice of disclosure filed in Securities Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC USA Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, which was filed with the U.S. Securities and Exchange Commission on October 27, 2026. The disclosure is included in the Quarterly Report on Form 10-Q in Item 5 under the heading "Other Information."

Respectfully submitted,

/s/ ANDREW FULLAM
Andrew Fullam
Chief Financial Officer
HSBC USA Inc.